                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                   For the fiscal year ended December 30, 2001

                          Commission File No. 000-14371

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             COMPUCOM SYSTEMS, INC.
                           401(k) MATCHED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             COMPUCOM SYSTEMS, INC.
                                7171 Forest Lane
                               Dallas, Texas 75230

Registrant's telephone number, including area code  (972) 856-3600

REQUIRED INFORMATION                                                                             PAGE NO.
(1)      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

         The following financial statements, including Independent Auditors'
         Report thereon of CompuCom Systems, Inc. 401(k) Matched Savings Plan are submitted herewith:

         Independent Auditors' Report                                                                1

         Statements of Net Assets Available for Benefits as of December 30, 2001
         and 2000                                                                                    2

         Statements of Changes in Net Assets Available for Benefits for the
         years ended December 30, 2001 and 2000                                                      3

         Notes to Financial Statements                                                               4

         Schedule I - Schedule of Assets Held for Investment Purposes as of
         December 30, 2001                                                                           8

         Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)      EXHIBITS:

         Exhibit 23 - Consent of Independent Auditors

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 COMPUCOM SYSTEMS, INC.
                                 401(k) MATCHED SAVINGS PLAN

Date: June 21, 2002              By: /s/ M. Lazane Smith
                                    -------------------------------------------
                                 M. Lazane Smith
                                 Senior Vice President, Finance, Chief Financial
                                 Officer (Chief Accounting Officer),
                                 Secretary and Director

                          Independent Auditors' Report

The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas                                 /s/ KPMG LLP
May 29, 2002

                             COMPUCOM SYSTEMS, INC.
                           401(k) MATCHED SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 30, 2001 and 2000

                                                                                    2001            2000
                                                                                ------------   -------------
Assets:

    Cash and cash equivalents                                                   $    230,440   $      74,981

    Investments (note 3) :
       Investments in stocks and mutual funds, at quoted market prices            51,190,967      52,038,215
       Loan fund, at unpaid principal balance, which approximates fair value       1,779,311       1,689,899
                                                                                ------------   -------------

             Total investments                                                    52,970,278      53,728,114

    Receivables:
       Employer's contributions                                                      450,708         451,465
       Employees' contributions                                                      229,976              --
                                                                                ------------   -------------

             Total assets                                                         53,881,402      54,254,560

Liabilities - refunds payable (note 5)                                               351,782         259,646
                                                                                ------------   -------------

             Net assets available for benefits                                  $ 53,529,620   $  53,994,914
                                                                                ============   =============

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                           401(k) MATCHED SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                           December 30, 2001 and 2000

                                                                               2001             2000
                                                                          --------------   --------------
Additions to net assets attributed to:
    Employer's contributions                                              $    1,822,283   $    2,273,912
    Employees' contributions                                                   8,957,777        8,697,709
    Net assets transferred from other plans                                    1,764,800        1,233,876
    Investment income (loss):
       Interest and dividends                                                  1,107,335        3,446,125
       Net depreciation in fair value of investments (note 3)                 (5,870,074)     (10,315,955)
                                                                          --------------   --------------

             Net investment loss                                              (4,762,739)      (6,869,830)
                                                                          --------------   --------------

             Total additions                                                   7,782,121        5,335,667

Deductions from net assets attributed to:
    Administrative fees                                                          (99,055)        (138,297)
    Withdrawals                                                               (8,148,360)     (15,097,384)
                                                                          --------------   --------------

             Total deductions                                                 (8,247,415)     (15,235,681)
                                                                          --------------   --------------

Net decrease                                                                    (465,294)      (9,900,014)
Net assets available for benefits at beginning of year                        53,994,914       63,894,928
                                                                          --------------   --------------

Net assets available for benefits at end of year                          $   53,529,620   $   53,994,914
                                                                          ==============   ==============

See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                           401(k) MATCHED SAVINGS PLAN

                          Notes to Financial Statements

                           December 30, 2001 and 2000


(1)  Description of the Plan

     (a)  General

          The CompuCom Systems, Inc. 401(k) Matched Savings Plan ("the Plan") is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. ("CompuCom" or "the Company/Employer"). Employees are eligible to participate in the Plan upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

          The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm ("Investment Firm") assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document.

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     (b)  Vesting

          Participants are fully vested in their individual contributions to the Plan. Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

     (c)  Contributions

          After six months of qualifying service by the participant, the Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% of (over and beyond the first 4%) qualifying contributions. During 2001 and 2000, the Company contributed $1,822,283 and $2,273,912, respectively, to participants' accounts.


                                                                     (Continued)

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                           December 30, 2001 and 2000

              Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company's common stock. The funds allocated to a participant's account are received by the trustee in cash and are held in cash and cash equivalents until they are invested in the appropriate funds.

       (d)    Participants' Accounts

              Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    Withdrawals

              Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

       (f)    Loans to Participants

              Upon request of a participant, the Plan Administrator, in accordance with Plan provisions, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 8.25% to 11.25%.

       (g)    Expenses of Plan

              The expenses for administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom ("the Sponsor") elects to make payment. The Sponsor paid $99,055 in fees relating to the Plan during 2001 and $138,297 in 2000.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

                                                                     (Continued)

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                           December 30, 2001 and 2000

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)    Investment Programs

       The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

       Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       The following table presents the fair values of investments as of December 30, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified:

                                                                      2001                2000
                                                                 -------------        -------------
         Investments at fair value determined
           by quoted market price:
            Fidelity Magellan Fund                               $   14,809,633       $  15,941,336
            Spartan U.S. Equity Index Fund                            6,997,107           7,586,464
            Fidelity Puritan Fund                                     6,492,559           6,496,794
            Fidelity Aggressive Growth Fund                           4,833,292           7,076,340
            Fidelity Retirement Money Market Fund                     4,724,989           3,140,620
            CompuCom Systems, Inc. Common Stock                       2,880,897           2,088,323
            Fidelity Blue Chip Growth Fund                            2,857,308           2,674,687
            Other                                                     7,595,182           7,033,651
                                                                 --------------       -------------
                                                                     51,190,967          52,038,215
         Investments at estimated fair value -
           participant loans                                          1,779,311           1,689,899
                                                                 --------------       -------------

                                                                 $   52,970,278       $  53,728,114
                                                                 ==============       =============

                                                                     (Continued)

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                           December 30, 2001 and 2000

       The Plan's investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value during the year as follows:

                                                                2001             2000
                                                           --------------   --------------
             Fidelity Magellan Fund                        $   (1,879,028)  $   (2,184,366)
             Spartan U.S. Equity Index Fund                      (940,350)        (860,874)
             Fidelity Puritan Fund                               (395,379)         (59,538)
             Fidelity Aggressive Growth Fund                   (3,543,250)      (3,957,618)
             CompuCom Systems, Inc. Common Stock                1,816,444       (2,292,419)
             Fidelity Blue Chip Growth Fund                      (420,638)        (436,953)
             Other                                               (507,873)        (524,187)
                                                           --------------   --------------
                                                           $   (5,870,074)  $  (10,315,955)
                                                           ==============   ==============

(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2000 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    Refunds Payable

       At December 30, 2001 and 2000, the Plan has recorded refunds payable of $351,782 and $259,646, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

                                                                     Schedule I
                             COMPUCOM SYSTEMS, INC.
                           401(k) MATCHED SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                             As of December 30, 2001

                                                  Description of investment
                                                     including number of
Identity of issue, borrower,                      units, rate of interest,         Current
    lessor or similar party                         par or maturity value           Value
------------------------------------------       ----------------------------  --------------
CompuCom Stock Fund:
    CompuCom Systems, Inc.
       common stock*                                  1,339,952 shares         $   2,880,897

Fidelity Puritan Fund*                                  366,397 units              6,492,559

Fidelity Magellan Fund*                                  40,549 units             14,809,633

Fidelity Growth Co*                                       4,553 units                247,123

Fidelity Growth and Income Portfolio*                    47,184 units              1,779,314

Fidelity Short-Intermediate
    Government Fund*                                    206,525 units              2,050,798

Fidelity OTC Portfolio*                                   4,293 units                136,554

Fidelity Blue Chip Growth Fund*                          65,655 units              2,857,308

Fidelity Aggressive Growth Fund*                        249,783 units              4,833,292

Fidelity Broadly Diversified International
    Equity Fund*                                        127,348 units              2,425,971

Fidelity Global Balance*                                 3,139 units                  50,161

Fidelity Mid-Cap Stock*                                 20,635 units                 471,916

Fidelity Retirement Money Market Fund*                4,724,989 units              4,724,989

Spartan US Equity Index                                 170,287 units              6,997,107

Fidelity US Bond Index*                                 40,311 units                 433,345

Participant loans*                                     8.25% to 11.25%             1,779,311
                                                                               -------------

                                                                               $  52,970,278
                                                                               =============

*Party-in-interest
Note: Information on cost of the investments is excluded as all investments are participant-directed.

See accompanying independent auditors' report.